POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Equity Swap with KB Kookmin Bank

_¦ EXHIBIT 99.1

Equity Swap with KB Kookmin Bank

POSCO and KB Kookmin Bank decided to execute equity swaps on Dec. 22, 2008 as follows;

¡Û KB Kookmin Bank purchased 773,195 shares of POSCO’s treasury stock (0.89% of

POSCO’s outstanding shares) worth KRW 300.0 billion.

¡Û POSCO purchased 8,379,888 shares of KB Financial Group’s stock (2.35% of KB Financial

Group’s outstanding shares) worth KRW 300.0 billion from KB Kookmin Bank.